Exhibit 99.1

Disclosure regarding tender offer from Item 8.01 to Form 8-K of
Lightstone Value Plus Real Estate Investment Trust, Inc.

On April 18, 2013, Lightstone Value Plus Real Estate Investment Trust, Inc. (the “Company”) issued a press release to announce that it intends to offer to purchase up to $50.0 million in value of its shares of common stock from its stockholders (the “Tender Offer”).  The Company intends to fund the Tender Offer with cash on hand. The Tender Offer is scheduled to commence on or about May 1, 2013 and expire on July 15, 2013 (unless the Company determines to extend the offer).  A copy of such press release is filed as Exhibit 99.1 to this Current Report on Form 8-K.

This Current Report on Form 8-K is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares. The full details of the Tender Offer, including complete instructions on how to tender shares, will be included in the offer to purchase, the letter of transmittal and related materials, which will become available to stockholders promptly following commencement of the Tender Offer. Stockholders should read carefully the offer to purchase, the letter of transmittal and other related materials when they are available because they will contain important information. Stockholders may obtain free copies, when available, of the offer to purchase, the letter of transmittal and other related materials that will be filed by the Company with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. When available, stockholders also may obtain a copy of these documents, free of charge, from the Company.